FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of December, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







         HSBC TO ACQUIRE THE CHINESE BANK IN TAIWAN
                 ***Delivers a presence in every major city***
                ***Integral to Greater China growth strategy***

The Hongkong and Shanghai Banking Corporation Limited has been named the successful bidder in a government auction to acquire The Chinese Bank Co., Ltd. (The Chinese Bank) in Taiwan. The acquisition will increase HSBC's island-wide branch network from eight to 47, giving it a presence in all the major cities in Asia's fourth biggest banking market.

The Taiwan Government's Central Deposit Insurance Corporation (CDIC) took control of The Chinese Bank in January 2007. As at 30 September 2007, gross assets were NT$100.16 billion (approximately US$3,097 million). The agreement relating to this acquisition will result in HSBC assuming The Chinese Bank's assets, liabilities and operations with a payment by the CDIC to deliver an agreed net asset position. In addition, HSBC will provide certain additional capital to ensure that its enlarged operations maintain appropriate financial ratios. The amount of such additional capital will be determined by reference to the balance sheet as at completion. Based on information currently available, it is estimated that this will be between the Taiwanese dollar equivalent of US$300 million to US$400 million.

The Chinese Bank has 36 branches and over one million customers throughout Taiwan. It provides a full range of services to retail customers as well as small-to-medium size enterprises and large corporates. Under the terms of the transaction, HSBC will also be able to convert three business offices of The Chinese Bank into new branches.

Vincent Cheng, Chairman of The Hongkong and Shanghai Banking Corporation Limited, said: "Taiwan is a key component of HSBC's Greater China positioning. Over 750,000 Taiwanese companies currently operate in China and there was US$7.6 billion of foreign direct investment from Taiwan in 2006, up over 180 per cent year-on-year. Together with our market leading franchise in Hong Kong and position as the largest foreign bank in China, HSBC is strongly positioned to benefit from the growing level of trade and investment in Greater China and across the region."

One of Asia-Pacific's wealthiest economies, Taiwan is growing significantly faster than the major western industrialised economies, with GDP in recent years expanding at an annual rate of almost five per cent. Domestic demand is expected to strengthen over time as household income expands and long-term savings and investments grow as individuals increasingly choose to plan for their futures.

Alistair Currie, Chief Executive Officer of HSBC in Taiwan, added: "The Chinese Bank will provide HSBC in Taiwan with significant opportunities in retail, commercial and corporate banking, while we believe HSBC's international network, global expertise and financial strength will benefit our new customers and employees in Taiwan."

The transaction is subject to obtaining the necessary regulatory approvals.
In accordance with the terms of the transaction, HSBC is required to establish a local subsidiary within three years of completion or one year after HSBC's total assets in Taiwan exceed NT$450 billion (approximately US$13.9 billion), whichever is earlier. The new company will have a minimum capitalisation of NT$10 billion (approximately US$309 million).

Notes to editors:

1. HSBC in Taiwan
HSBC's presence in Taiwan dates back to 1885 when The Hongkong and Shanghai Banking Corporation Limited appointed an agent. A full service branch was established in Taipei in 1984. The bank currently has a network of eight branches and employs some 2,300 staff. HSBC provides a full range of insurance, personal, commercial, corporate and private banking services to its customers in Taiwan. In 2007 HSBC acquired one of Taiwan's leading factoring companies, Chailease Credit Services, opened a new life insurance company and is now adding the operations of The Chinese Bank to its growing presence in Taiwan.

2. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 10,000 offices in 83 countries and territories and assets of US$2,150 billion at 30 June 2007, is one of the world's largest banking and financial services organisations.

3. The Chinese Bank Co., Ltd.
The Chinese Bank was one of the private banks approved for operation in the first wave of liberalization of Taiwan's financial sector in 1990. The Chinese Bank has 36 branches located in major cities in Taiwan.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  December 14, 2007